Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

On September 18, 2020, the following email was sent to employees of Livongo Health, Inc.

Dear colleagues,

I wanted to share an update as we prepare to combine our two organizations into the global leader in the delivery and enablement of whole person care. It’s hard to believe our journey together began only a little over a month ago; in just a short time we already have a lot of exciting work underway, and we are well on track to close in the fourth quarter of this year.

Personally, I have enjoyed meeting and speaking with many soon-to-be colleagues – learning about the inspiring team Livongo has assembled and sharing my reflections on what Teladoc Health has built. I continue to be struck by the similarities in what motivates our teams: an overriding desire to make lives better. I look forward to more of you meeting one another – at least virtually – in the days ahead.

In the brief period since we announced our combination:

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We’ve wasted no time cross-selling under existing reseller agreements, and planning commercial team cross training to get us in market offering our complementary services. We’ve heard from many of our clients, who are excited for our combination and the joint value we will deliver to them – important companies like State Farm and Centene to name just a couple.

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Within the financial community, while the timing of our announcement may have initially come as a surprise to some, the reception we’ve received in continued conversations with investors has been overwhelmingly positive as we share the strategic benefits and growth potential of our merger. Berenberg called our combination “transformative,” while Canaccord said “we see this as a win for both companies, shareholders, and importantly the patients they serve.” These are just two examples of the positive view that the Street is taking toward our future work together.

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As you may have seen, we have stepped up our media presence as well, with our collective spokespeople out sharing and highlighting the benefits of the deal in interviews and other public venues. Recently, Jenny and I were able to share our joint vision at the STAT Health Tech Summit, which you can view here to see the kinds of questions we are getting and how we are discussing the road ahead.

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We filed the definitive proxy statement and prospectus on the combination early this week – a key milestone in the merger approval process. This includes scheduling special meetings for Teladoc Health and Livongo shareholders to approve the combination on October 29th. We also recently filed additional investor materials, giving further details on how we will deliver value together for consumers, clients and shareholders.

Amidst all these great externally focused efforts, there is also a lot of important internal work being done to ensure that we are ready to hit the ground running on “Day One.”

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Our Human Resources teams are working together to share best practices and bring together our vibrant cultures and common values. We are focused on combining the best of both by creating benefits, people programs, and HR operations that will amplify our mission and further connect us to each other and the members we serve.

•	We have created an Integration Management Office (IMO) steering committee to oversee our combination; meeting weekly to lay out integration milestones and ensure steady progress.

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We have developed an initial plan for integration and are kicking off that important integration planning work across business and functional workstreams, with the focus on how we can deliver the greatest impact for consumers, clients, providers and shareholders as quickly as possible once we join as one team.

A key deliverable in our integration plan is to name the senior leadership team for the combined company, which we intend to announce within the next two weeks. Our goal is to retain as many people as we can from each of the highly talented leadership teams, and therefore we are taking our time to be thoughtful and collaborative in these critical conversations. At the same time, it is essential to work with purpose and intentionality to finalize these efforts so that we can then communicate the roles that each of you will play in the combined company.

While this will be a busy fall, our priority must always be the individuals we serve – the people who count on us every day to get healthy and stay healthy. This combination is going to unlock tremendous value for them, but all these great new opportunities are built on the foundation of first making good on our promises as separate companies until close. I deeply appreciate your continued focus to deliver on our commitments.

We will be back in touch with you soon with further announcements. In the interim, I encourage you to reach out to your Human Resources partner with general questions or the IMO at imo@teladochealth.com on specific integration-related inquiries. You have our commitment we will provide as much clarity as we can in this exciting time of change.

Thank you again for everything you do on behalf of Livongo and Teladoc Health to make lives better.

Best,

Jason

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Our mission is to provide a new kind of healthcare experience, one with better convenience, outcomes, and value.

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